FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    Pursuant to Rule 13a-16 or 15d-16 of the
                             Securities Act of 1934

                           For the month of April 2003

                                 MULTICANAL S.A.
             (Exact name of Registrant as specified in its charter)

                                MULTICHANNEL S.A.
                 (Translation of Registrant's name into English)

                                   Avalos 2057
                         (1431) Buenos Aires, Argentina
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F X                               Form 40-F
                    ---                                       ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.

                        Yes                                     No X
                           ---                                    ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                          82 - ______________________.

                                             Buenos Aires, April 7, 2003


Sirs
Buenos Aires Stock Exchange
PRESENT
-------



                                                             Re: Multicanal S.A.
                                                Involuntary Bankruptcy Petitions


Dear Sirs,

I, Martin G. Rios, as Representative of Market Relations of Multicanal S.A. (the "Company"), with offices at Hipolito Irigoyen 1628, 2nd floor, Capital Federal (Tel. 4 375-3629 to 3638) hereby inform you with regards to the above-mentioned reference and the 19 bankruptcy petitions referred to in my letter dated March 25, that the judge, in charge of the Commercial Court N(0) 4, Secretary's Office N(0) 8, issued the following resolution: "Buenos Aires, April 1, 2003. 1. Add the enclosed certificate of deposit to the procedure. Invest the funds in a thirty-day certificate of deposit with automatic reinvestment after each thirty-day period with Banco de la Ciudad de Buenos Aires, Tribunales Branch. The Company must effect such deposit. 2. A. The resolution on pages 89/92, by reason of its nature, and consistent with what is contemplated in [cpr.: 238], the requested repeal is dismissed. B. The ancillary appeal petition (cpr:248) is also dismissed. In this respect it has been stated and I concur: "since a ruling requiring the party served with an involuntary bankruptcy petition to deposit the total amount claimed, based on a warning of a declaration of bankruptcy, is not the ruling contemplated in law 24522:94, which law does not finally resolve the proceeding rejecting or confirming the bankruptcy petition, such ruling cannot be appealed" (Com: 6/12/96 "GARCIA, JORGE V. BANKRUPTCY PETITION BY PICCOLI, PABLO"; in the same manner, arg., Com: C, 29.2.96, "Top Toys v. bankruptcy petition by Viganotti, Roberto"; id: C, 19.6.98, "Quimica I.C. SRL requests the bankruptcy of San Martin, Alejandro, complaint proceedings"; d: B, 16/5/88 "ARROYO SRL V. PETITION OF BANKRUPTCY BY SICONOLFI, M."). Taking into consideration that the resolution dated 12/3/03 does not cause any irreparable harm: the hypothetical harm will result if the decision to be adopted upon failure to comply were a declaration of bankruptcy, which decision would be subject to appeal pursuant to Section 94 of the Bankruptcy Code (arg. Com:D, 11/12/92 "FRIGORIFICO RAMALLO SA V. BANKRUPTCY PETITION BY SIEMENS SA"). Due to all of the above, both petitions are dismissed. Nevertheless, it should be emphasized that indeed, as Multicanal S.A claims, the legitimacy of the claim brought by the alleged creditor is not pristine. Notwithstanding, as resolved, the above-mentioned legitimacy appears to be evidenced to a significant degree of certainty for the purposes of this proceeding. The determination of the legitimacy of the claim- as well as the sufficiency of the deposit made- cannot be finally resolved in this instance since this is not the appropriate proceeding to resolve said issue in a conclusive and final manner. C. With respect to the petition for severance of documentary evidence presented by the alleged creditor attached to his response to the Company's reply, this too, is rejected due to the fact that said evidence was not taken into consideration when the decision questioned was issued. 3. On the other hand, given that the Company has shown by making the deposit in escrow, that it is "in bonis", the afore-mentioned bankruptcy petition shall be rejected. Consequently, in this proceeding, I consider it sufficient for the purpose of rejecting the argument that the defaulted claim evidences a state of insolvency (lcq:79). Therefore, and even though its completeness is debatable, the issue shall be resolved- the same as with the legitimacy of the alleged creditor- in another proceeding. Indeed, in my opinion, the amount deposited covers, in this instance, the requested principal amount according to the existing regulations together with interest accrued as dictated by the commercial code, adjusted by the CER, which constitutes prima facie within the frame of this proceeding that the Company is not insolvent. Furthermore, this is not the appropriate forum to discuss the settlement amount, the currency of payment (US$ or Ps.), the pesification or the application of DL:410/02/01 with regards to the manner in which the amount was furnished (in escrow) or, consequently, the total amount of the debt. This would go beyond the limited scope of this type of proceeding, bearing in mind that it does not constitute an individual collection proceeding (Com:C, ED 3:271; id. A, ED 8:439; id. E, ED 4:371; Garcia Martinez- Fernandez Madrid, Concursos y Quiebras, T. I p. 639). Therefore, all matters related among others, to the extent and the completeness of the deposit made (which covers in its entirety, with respect to this proceeding, the defaulted claim invoked as evidence of the Company's insolvency), shall be considered, in each case, in a separate proceeding, to avoid distorting the contents and scope of this proceeding (arg. Com:B, 4/9/92, "Epicureo v. bankruptcy"). 4. On the other hand, the issue of judicial expenses should be decided either in connection with the resolution of a collection proceeding initiated by the alleged creditor or, if applicable, at such time as the lien on the funds deposited is lifted (as a result of the application, by analogy, of cpr.:207; cfr. Com. A, 10/8/87 Maryancril S.A. v. bankruptcy petition by Giuliano Antonio; id. id. 26/10/89 Guambare SACIFA v. bankruptcy petition by Ruzicka Maria Elena; id. D, 24/11/88 De Chiara Fernando
v. bankruptcy petition by Bazarian Henry). RESOLVED. Notify. The afore-mentioned resolution having become final, service thereof shall be given to the Court of Appeals and the Registry of Universal Judgments."

Eventually, this resolution could be subject to recourse, and we shall inform you of its formal and/or substantial merits.



                                Very truly yours,

                                    SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  MULTICANAL S.A.


Buenos Aires, Argentina, April 9, 2003            By:   /s/ Adrian Meszaros
                                                        -------------------
                                                        Adrian Meszaros
                                                        Chief Financial Officer